SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No.  )*

                         Energy Biosystems Corporation
                             (Name of Issuer)

                   Common Stock, Par Value $.01 Par Value
                      (Title of Class of Securities)

                                 29265L508
                              (Cusip Number)

                            J. Taylor Crandall
                              201 Main Street
                         Fort Worth, Texas  76102
                              (817) 390-8500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               March 10, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 735,862 shares, which constitutes approximately 6.2% of the 11,881,239 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 11,605,377 shares outstanding.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 457,000 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 457,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     732,862 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 6.2%


14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President and sole director, Robert M.
     Bass.
(2) Includes 275,862 shares of Common Stock that may be acquired upon the conversion of 40,000 shares of the Issuer's Series B Convertible Preferred Stock.
1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 457,000 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 457,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     732,862 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 6.2%


14.  Type of Reporting Person: IN

------------
(1)  Solely in his capacity as President and sole director of Keystone, Inc.
(2) Includes 275,862 shares of Common Stock that may be acquired upon the conversion of 40,000 shares of the Issuer's Series B Convertible Preferred Stock.

Item 1.     Security and Issuer.

  This statement relates to shares of Common Stock, $.01 par value (the "Stock"), of Energy Biosystems Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4200 Research Forest Drive, The Woodlands, Texas 77381.

Item 2.     Identity and Background.

  (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the
General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Keystone, Inc., a Texas corporation ("Keystone") and Robert M. Bass ("R. Bass"). Keystone and R. Bass are sometimes hereinafter collectively referred to as the "Reporting Persons".

  (b)-(c)

  Keystone

  Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ("BEPCO")), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone are as follows:



                    RESIDENCE OR                   PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS               OR EMPLOYMENT

Robert M. Bass      201 Main St., Ste. 3100        President of Keystone
                    Fort Worth, Texas  76102

J. Taylor Crandall  201 Main St., Ste. 3100        Vice President-
                    Fort Worth, Texas  76102       Finance of Keystone

Glenn R. August     65 E. 55th Street              Vice President and
                    New York, NY 1022              Managing Director of
                                                   Oak Hill Partners, Inc.

David G. Brown      201 Main St., Ste. 3100        Vice President of and
                    Fort Worth, Texas  76102       Consultant to Keystone

Daniel L. Doctoroff 65 E. 55th Street              Vice President and
                    New York, NY  10022            Managing Director of
                                                   Oak Hill Partners, Inc.

Steven Gruber       65 E. 55th Street              Vice President and
                    New York, NY  10022            Managing Director of
                                                   Oak Hill Partners, Inc.

Mark A. Wolfson    201 Main St., Ste. 3100         Vice President of and
                   Fort Worth, Texas  76102        Consultant to Keystone

W. Robert Cotham   201 Main St., Ste. 2600         Vice President/
                   Fort Worth, Texas 76102         Controller of BEPCO

Gary W. Reese      201 Main St., Suite 2600        Treasurer of BEPCO
                   Fort Worth, Texas 76102

James N. Alexander 201 Main St., Ste. 3100         Vice President of
                   Fort Worth, Texas  76102        Keystone

Bernard J. Carl    201 Main St., Ste. 3100         Vice President of
                   Fort Worth, Texas  76102        Keystone

Scott J. Hancock   201 Main St., Ste. 3100         Vice President of
                   Fort Worth, Texas  76102        Keystone

Robert B. Henske   201 Main St., Ste. 3100         Vice President of
                   Fort Worth, Texas  76102        Keystone

    Oak Hill Partners, Inc. is a Delaware corporation, the principal business of which is serving as an investment consultant to Acadia Partners, L.P. ("Acadia"). Acadia is a Delaware limited partnership, formed to invest in public and private debt and equity securities. The principal business address of Oak Hill Partners, Inc. is 65 E. 55th Street, New York, NY 10022.

    BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

    David G. Brown and his wife jointly own 3,000 shares of the Stock, which shares were acquired with personal funds. Mr. and Mrs. Brown share voting and dispositive control over such shares.

    R. Bass

    See above.

    (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

    The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON  SOURCE OF FUNDS        AMOUNT OF FUNDS

Keystone          Working Capital(1)     $5,424,393.00(2)

R. Bass           Not Applicable         Not Applicable


  (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

  (2) This figure represents the total amount expended in purchasing the Stock and the Issuer's Series B Convertible Preferred Stock, as described in Item 6.

Item 4.  Purpose of Transaction.

  The Reporting Persons acquired and continue to hold the shares of the Stock and the Issuer's Series B Convertible Preferred Stock (as described in Item 6) reported herein for investment purposes. Depending on market conditions and other factors that each of the Reporting Persons may deem material to its respective investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

  Except as set forth in this Item 4 or in Item 6, the Reporting
Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

  (a)

  Keystone

  The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3 of the Act, is 732,862 which constitutes approximately 6.2% of the 11,881,239 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

  R. Bass

  Because of his position as the President and sole director of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 732,862 shares of the Stock, which constitutes approximately 6.2% of the 11,881,239 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

  (b)

  Keystone

  Acting through its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 457,000 shares of the Stock.

  R. Bass

  As the President and sole director of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or direct the disposition of 457,000 shares of the Stock.

  (c) On February 26, 1997, Keystone purchased 40,000 shares of the Issuer's Series B Convertible Preferred Stock (the "Series B Stock") in a private transaction at the price of $50.00 per share. Each share of the Series B Stock is convertible into 6.89655 shares of the Stock, based on the current Series B conversion price of $7.25 per share. Shares of the Series B Stock will become convertible at the option of the holder thereof on May 10, 1997, the date sixty days following the last original issuance of the Series B Stock, which occurred on March 10, 1997.

  Other than as set forth above, the Reporting Persons have not purchased or sold any shares of the Stock in the previous 60 days.

  (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

  (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  On February 26, 1997, Keystone and the Issuer entered into a Stock Purchase Agreement, dated as of February 21, 1997 (the "Purchase Agreement"), pursuant to which Keystone purchased 40,000 shares of the Series B Stock for a total consideration of $2,000,000.00, or $50.00 per share. The description of the Purchase Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Purchase Agreement, the form of which is attached hereto as
Exhibit 99.2.

  Pursuant to the Purchase Agreement, Keystone received certain demand registration rights with respect to the Series B Stock. The holders of at least an aggregate of 100,000 shares of the Series B Stock may, on two occasions, request the Issuer to register the resale of all or any portion of such shares, but in no event less than 60,000 shares, held by such requesting holder or holders. Further, the Issuer agreed to use its reasonable best efforts to file, within 60 days after February 26, 1997, a "shelf" registration statement providing for the resale of Keystone's shares of the Series B Stock and shares of the Stock obtainable upon conversion thereof.

  Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Stock owned by the Reporting Persons.

Item 7.           Material to be Filed as Exhibits.

  Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

  Exhibit 99.2 -- Series B Convertible Preferred Stock Purchase
  Agreement dated as of February 21, 1997 between Energy Biosystems Corporation and Keystone Corporation.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  DATED:  April 29, 1997

                               KEYSTONE, INC.

                               By: /s/ W. R. Cotham
                                  W. R. Cotham,
                                  Vice President


                                  /s/ W. R. Cotham
                                  W. R. COTHAM
                                  Attorney-in-Fact for:

                                  ROBERT M. BASS (1)



(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.